Northern Lights Fund Trust II

17605 Wright Street

Omaha, NE 68130

September 28, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Alberto Zapata

Re: ACCELERATION OF EFFECTIVENESS REQUEST

Northern Lights Fund Trust II (the “Trust”)

Registration File Numbers: 333-174926, 811-22549

KKM Enhanced U.S. Equity Fund (S000045536)

Dear Mr. Zapata:

On behalf of Northern Lights Fund Trust II (the “Trust”) and its series, the KKM Enhanced U.S. Equity Fund (the “Fund”), we hereby request acceleration of Post-Effective Amendment No. 256 to the Trust’s registration statement on Form N-1A (“Post-Effective Amendment No. 256”) filed under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 485(a)(ii) thereunder, on September 28, 2015 so that Post-Effective Amendment No. 256 would be declared effective on September 29, 2015 or as soon as practicable thereafter. Pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the 1933 Act, we have attached a separate letter from Northern Lights Distributors, LLC, the Fund’s principal underwriter, requesting that effectiveness of the amendment to the registration statement be accelerated to Tuesday, September 29, 2015 or as soon as practicable thereafter.

We are requesting acceleration of Post-Effective Amendment No. 256 because the Fund has already been reviewed by the Commission’s staff prior to the filing of Post-Effective Amendment No. 256. As previously noted in the cover letter to Post-Effective Amendment No. 256 filed on September 28, 2015, Post-Effective Amendment No. 256 was filed for the purpose of addressing the staff’s comments, updating financial information and making certain other non-material changes. A Prospectus and Statement of Additional Information for the Fund was originally filed on August 25, 2015 with Post-Effective Amendment No. 246 to the Trust’s registration statement on Form N-1A. On September 23 and 25, 2015, the Trust received comments from the Commission staff with respect to the Fund, and those comments were addressed in Post-Effective Amendment No. 256. As previously noted in the cover letter to Post-Effective Amendment No. 246, Post-Effective Amendment No. 246 was filed for the purpose of changing the Fund’s name, removing the Fund’s sub-adviser and modifying the Fund’s principal investment strategies.

The Trust acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any actions with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have with respect to the foregoing to David J. Baum (at 202-239-3346) of Alston & Bird LLP.

Very truly yours,

By: /s/ Kevin E. Wolf

Kevin E. Wolf

President

Northern Lights Fund Trust II

Enclosure

NORTHERN LIGHTS DISTRIBUTORS, LLC

September 28, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

Northern Lights Fund Trust II:

KKM Enhanced U.S. Equity Fund

REQUEST FOR ACCELERATION. As the principal underwriter of the KKM Enhanced U.S. Equity Fund (the “Fund”), a series of Northern Lights Fund Trust II, and pursuant to the U.S. Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of the Registration Statement that was filed on Form N-1A on behalf of the Fund on September 28, 2015, be accelerated to Tuesday, September 29, 2015 or as soon as practicable thereafter.

Very truly yours,

Northern Lights Distributors, LLC

/s/_Brian Nielsen

Brian Nielsen

Chief Executive Officer

17605 Wright Street

Omaha, NE 68130